Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Jennifer Gowetski

Re:	Rock Fund VII-A LLC Offering Statement on Form 1-A CIK No. 0001671793

Dear Ms. Gowetski:

On behalf of Rock Fund VII-A, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on January 31, 2017, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alex Philips

Alex Philips

Chief Executive Officer

Rock Fund VII-A, LLC